

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

August 27, 2013

<u>Via Email</u>
Mr. Patrick F. Williams
Chief Financial Officer
ZELTIQ Aesthetics, Inc.
4698 Willow Road, Suite 100
Pleasanton, CA 94588

>       **Re:     ZELTIQ Aesthetics, Inc.**
>                 **Form 10-K for the Year Ended December 31, 2012**
>                 **Filed March 13, 2013**
>                 **File No. 001-35318**

Dear Mr. Williams:

        We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                            /s/ Kevin L. Vaughn

                                            Kevin L. Vaughn
                                            Accounting Branch Chief